EXHIBIT 99.2

Option Grants in Company Common Stock to Shant S. Hovnanian

Options Grant	1995 or 2005 Stock Incentive Plan	Grant Date	Exercise Price	Vested	Unvested

5,400	1995	12/2/1998	$0.8900	5,400	0

250,000	1995	6/11/1999	$4.8400	250,000	0

127,700	1995	4/3/2001	$1.0000	127,700	0

250,000	1995	4/25/2002	$1.1000	250,000	0

400,000	2005	8/10/2006	$1.2700	400,000	0